Office of the Director of Finance and Investor Relations Sadia S.A. Rua Fortunato Ferraz, 659 - 2o andar 05093-901 - São Paulo - SP - Brasil Tel 55 11 3649 3465 / 3649 3888 Fax 55 11 3649-1535

MARKET ANNOUNCEMENT

Sadia S.A. announces that the Brazillian Securities and Exchange Commission has approved its "Depositary Receipts" program, authorizing the Company to trade its preferred stock at the Madrid Stock Exchange, by the International Latin American market, Latibex. The program has the following conditions:

- Market Ticker: XSDI;

- Each DR equals to 1 (one) preferred stock;

- Depositary: Servicio de Compensación y Liquidacion de Valores - SCL;

- Custodian: Companhia Brasileira de Liquidação e Custódia - CBLC;

- Market Maker: Banco Espírito Santo de Investimento, S.A. represented by Espírito Santo Investment, SAU, SV;

- Start up date: 15/11/2004.

São Paulo October 29, 2004

Luiz Gonzaga Murat Junior
Chief Financial Officer
Sadia S.A.